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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES Q3 PRODUCTION RESULTS

Toronto, Ontario – October 19, 2021 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce Q3 2021 production results from the Platosa Mine in Durango, Mexico.

Q3 2021 Production (compared to Q3 2020)

●	Silver equivalent (“AgEq”) production of 521,160 oz (Q3 2020 – 524,312 AgEq oz), including:

○	Silver production of 326,706 oz (Q3 2020 – 326,909 oz)
○	Lead production of 1.9 million lb (Q3 2020 – 2.2 million lb)
○	Zinc production of 2.0 million lb (Q3 2020 – 2.7 million lb)

●	Fifth consecutive quarter of over 21,000 tonnes mined and milled and strongest nine-months of silver production since 2014

“We have had another solid quarter of production from Platosa at the higher productivity rates that we have realized since Q3 2020,” stated Brendan Cahill, President and CEO. “We realized good improvements in mill recoveries late in Q3, which we continue to see as Q4 processing has commenced.”

“As importantly, our team in Mexico has committed to achieving full vaccination, with over 99% now partially vaccinated and over 80% fully vaccinated. Like all, we have faced challenges over the past 18 months and I’m humbled by our team’s dedication to each other’s wellness and drive to always put health and safety first.”

Production Results

	Q3 2021	Q3 2020	9-mos 2021	9-mos 2020
Tonnes Mined	21,592	21,877	64,576	45,046
Tonnes Milled	21,302	22,612	64,712	42,941
Ore grades
Silver (g/t)	526	483	513	510
Lead (%)	4.89	5.26	5.13	5.34
Zinc (%)	5.38	6.81	6.20	6.80
Recoveries
Silver (%)	90.9	93.0	89.2	91.4
Lead (%)	81.2	85.0	80.5	84.0
Zinc (%)	78.3	80.9	77.5	78.3
Metal Production(1)
Silver (oz)	326,706	326,909	951,466	642,109
Lead (lb)	1,868,018	2,227,511	5,894,807	4,247,172
Zinc (lb)	1,977,593	2,746,328	6,846,188	5,036,098
AgEq (oz)(2)	521,160	524,312	1,527,287	1,082,978
Average Realized Prices
Silver (US$/oz)	24.11	24.82	25.71	20.18
Lead (US$/lb)	1.07	0.84	0.99	0.80
Zinc (US$/lb)	1.36	1.10	1.31	0.99

1.	Subject to adjustment following settlement with concentrate purchaser.
2.	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Consistent metal production continued in Q3 2021, with higher silver head grades and lower lead and zinc grades in Q3 2021 compared to Q3 2020. Recoveries were lower in Q3 2021 compared to the comparative period but were higher than in preceding quarters in 2021. Modifications to the operating scheme of the flotation circuit in September brought recoveries back in line with Q3 2020 performance for silver and lead, with zinc recoveries improving to above 80%. Seasonal weather conditions in late September resulted in higher ore and unsold concentrate inventories at quarter end, which were processed and/or delivered in early October.

Comparative results for the nine-month period ended September 30, 2020 were impacted by the suspension of operations in Mexico from April 2, 2020 to June 1, 2020 pursuant to the Mexican presidential order to mitigate the spread of COVID-19.

COVID-19 Update

Excellon continues to benefit from robust measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate. Vaccination programs are progressing well in Mexico, with over 99% and over 80% of the Company’s workforce having received first and second vaccinations, respectively.

Qualified Persons

Paul Keller, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced-exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: October 19, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer